Exhibit 99.4

RYB Education, Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RYB)

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Form of Proxy for Extraordinary General Meeting

to Be Held on May 13, 2022

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of RYB Education, Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Extraordinary general meeting of the Company (the “EGM”) to be held at 4/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078, People’s Republic of China], at 10:00 am (Beijing Time) on May 13, 2022, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the EGM (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on March 14, 2022 (the “Record Date”) are entitled to receive notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. The quorum of the EGM is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all issued and outstanding shares and entitled to vote at the EGM, present in person or by proxy. This Form of Proxy and the accompanying EGM Notice will be first mailed to the shareholders of the Company on or about March 21, 2022.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 4/F, Building 28, Block 1, Fangguyuan, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Fang Xin, telephone: +86 10 8767-5611) at 4/F, Building 28, Block 1, Fangguyuan, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

RYB Education, Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RYB)

––––––––––––

Form of Proxy for Extraordinary General Meeting

to Be Held on May 13, 2022

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder of _____________________ Ordinary Shares *, par value US$0.001 per share, of RYB Education, Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting † or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 4/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078, People’s Republic of China, at 10:00 am (Beijing Time) on May 13, 2022, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR ‡	AGAINST [3]	ABSTAIN [3]
1.

It is resolved as a special resolution:

THAT the change of the Company’s legal name from “RYB Education, Inc.” to “Gravitas Education Holdings, Inc.,” which has been approved by the resolutions of the Company’s board of directors, be and hereby is, authorized and approved; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

Dated _______________, 2022	Signature(s)§

*	Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

†	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

‡	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

§	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.